Exhibit 3.1

Amendment to Section 8 of Article II of

the Second Amended and Restated Bylaws

REPLACEMENT FOR THE PENULTIMATE SENTENCE OF SECTION 8 OF ARTICLE II OF THE SECOND AMENDED AND RESTATED BYLAWS:

Except as provided in Section 3 of Article III, a nominee for director shall be elected if the votes cast for such nominee’s election exceed the votes cast against such nominee’s election at a meeting of stockholders at which a quorum is present; provided, however, that directors shall be elected by a plurality of the votes cast at any meeting of stockholders for which (i) the Corporate Secretary of the Company receives a notice that a stockholder has nominated a person for election to the Board of Directors in compliance with the advance notice requirements for stockholder nominees for director set forth in Section 4 of Article III of these Bylaws and (ii) such nomination has not been withdrawn by such stockholder on or prior to the seventh day preceding the date the Company first mails its notice of meeting for such meeting to the stockholders.

Amendment to Section 4 of Article III of

the Second Amended and Restated Bylaws

REPLACEMENT FOR THE FIFTH TO LAST SENTENCE OF SECTION 4 OF ARTICLE III OF THE SECOND AMENDED AND RESTATED BYLAWS:

At such time, the Nominator shall also submit in writing (i) the information with respect to each such proposed nominee that would be required to be provided in a proxy statement prepared in accordance with Regulation 14A under the Exchange Act; (ii) a notarized affidavit executed by each such proposed nominee to the effect that, if elected as a member of the Board of Directors, he or she will serve and that he or she is eligible for election as a member of the Board of Directors and (iii) a statement as to whether such proposed nominee, if elected, intends to tender, promptly following such person’s election or re-election, an irrevocable resignation effective upon (a) such person’s failure to receive the required vote for re-election at the next meeting at which such person would face re-election and (b) acceptance of such resignation by the Board of Directors, in accordance with the Company’s Corporate Governance Guidelines.

Amendment to Section 1 of Article VII of

the Second Amended and Restated Bylaws

         Section 1.  Offices.  The address of the registered office of the Company in the State of Delaware is Corporation ~~Trust Center,~~ Service Company, 2711 Centerville Road, Suite 400,~~1209 Orange Street,~~ City of Wilmington, State of Delaware, County of New Castle, 1980~~1~~8, and the name of the registered agent of the Company at such address is The Corporation ~~Trust Center~~ Service Company. The principal office of the Company shall be located in Houston, Texas, unless and until changed by resolution of the Board of Directors. The Company may also have offices at such other places as the Board of Directors may designate from time to time, or as the business of the Company may require. The principal office and registered office may be, but need not be, the same.

Amendment to Section 1 of Article VIII of

the Second Amended and Restated Bylaws

Section 1.  Vote Requirements.  The Board of Directors is expressly empowered to adopt, amend or repeal these Bylaws. Any adoption, amendment or repeal of these Bylaws by the Board of Directors shall require the affirmative vote of at least ~~a majority~~ eighty percent (80%) of all directors then in office at any regular or special meeting of the Board of Directors called for that purpose; provided, however, that any amendment or repeal of, or the adoption of any Bylaw inconsistent with, the penultimate sentence of Section 8 of Article II of these Bylaws shall also require the approval of the stockholders of the Company.